

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

February 2, 2009

Mr. John Van Zyll
Chief Executive Officer
Diversified Product Inspections, Inc.
1059 E. Tri-County Blvd.
Oliver Springs, TN 37840

> **Re:** **Diversified Product Inspections, Inc.**
> **Amendment No. 1 to Schedule 14A**
> **File No. 000-25429**
> **Filed January 20, 2008**

Dear Mr. Van Zyll:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Shareholders

1.   Please revise the proposal description, "to approve the sale of substantially all of the assets of DPI," to indicate, if true, that the sale would be to current management, and that management anticipates continuing to operate the business as a private company.

Proposal

Summary Term Sheet, page 4

2.   We note your response to prior comment one. Please revise the first paragraph of
        this section to state, if true, that under the proposal, current management would
        continue to operate your business; public stockholders would lose all equity
        interests in the operating company; and the company in which public stockholders
        would retain their ownership interests would be a shell company with no assets or
        operations. Also, please revise to disclose who the officers and directors would
        be going forward or disclose who would oversee their selection.

Past Contracts, Transactions or Negotiations, page 13

3.   We note your response to prior comment two from our letter dated January 2,
        2009 and the statement on page 13 that "[a]ll of the material terms of the
        Agreement were orally agreed upon at the mediation session with one exception.
        This exception related to the Plaintiffs obtaining control of DPI and how control
        was defined." We reissue prior comment two concerning the background
        discussion. Please revise the background section to summarize the negotiations
        and significant changes to the draft agreement, including those involving how the
        plaintiffs would obtain control of DPI and how the definition of control was
        revised.

Legal Remedies, page 17

4.   We note your response to our prior comment four and the revised disclosure on
        page 17. Please revise to briefly address the federal securities laws. You state that
        litigation would be expensive and legally uncertain, and that it may be difficult to
        recruit a lawyer. Please revise to delete these statements or provide more
        balanced disclosure regarding stockholders' rights and remedies. Also, advise us
        whether or not the board is also subject to a duty of care.

Related Person Transaction, page 18

5.   We note your response to prior comment three. Please revise to quantify the
        approximate value of the buyer's consideration for the acquisition. It appears that
        the consideration would be based on the cancellation of options and sale of shares
        for $300. See Item 404 of Regulation S-K.

6.   Please revise this section or the background discussion beginning on page 13 to
        disclose whether the board requested indications of interest from potential third
        party buyers or otherwise sought potential buyers who would be willing to acquire
        the assets and liabilities for a higher price.

7.   Also, please revise your disclosure in this section to indicate whether you had any disinterested directors at the time of the board vote and, if so, whether they voted separately. Also, with a view to disclosure, please provide us a brief analysis of whether the proposal constitutes a vote of disinterested stockholders under Delaware law given the irrevocable proxy that management has for the current 34% stockholder's shares to be voted in favor of the proposal.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536 at with other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

Cc: Michael Harris
Fax: 561-659-0701